Exhbit 12.4
Ameren Energy Generating Company Computation of Ratio of Earnings to Fixed Charges (Thousands of Dollars, Except Ratios)

	3 Months Ended	Year Ended
	March 31,	December 31,
	2007	2006
Net income from continuing operations	$42,901	$48,929
Less- Change in accounting principle	-	-
Less- Income from equity investee	-	-
Add- Taxes based on income	25,850	21,955

Net income before income taxes and change in accounting principle	68,751	70,884

Add- fixed charges:
Interest on long term debt	13,630	59,070
Estimated interest cost within rental expense	32	107
Amortization of net debt premium, discount, and expenses	147	586

Total fixed charges	13,809	59,763

Earnings available for fixed charges	$82,560	$130,647

Ratio of earnings to fixed charges	5.97	2.18